

July 8, 2013

Via E-mail
Mr. John Burns
Senior Vice President and Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> **RE:** **TAL International Group, Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 20, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **Response dated June 28, 2013**
> **File No. 1-32638**

Dear Mr. Burns:

  We have reviewed your response letter dated June 28, 2013 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

Annual Incentive Compensation, page 16

1. We note your response to comment five of our letter dated June 3, 2013. Please disclose the adjusted earnings per share target, and discuss how actual results compared to the target. To the extent that you believe disclosure of the AEPS figure would result in competitive harm such that disclosure is not required under Instruction 4 to Item 402(b) of Regulation S-K, please provide an analysis justifying the omission, and discuss in future filings the difficulty or likelihood of achievement of the undisclosed target.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief